Exhibit 99

NEWS RELEASE

SHAW FILES YEAR-END DISCLOSURE DOCUMENTS

Calgary, Alberta (November 28, 2017) – Shaw Communications Inc. (“Shaw”) announced today the filing with Canadian securities regulators of its 2017 audited annual consolidated financial statements, related management’s discussion and analysis and 2017 annual information form and the filing with the U.S. Securities and Exchange Commission of its 2017 annual report on Form 40-F which includes the Canadian filings.

These documents are available on Shaw’s profile on the Canadian Securities Administrators’ website (www.sedar.com). The Form 40-F is available on the U.S. Securities and Exchange Commission’s website (www.sec.gov). Any shareholder wishing to receive a printed copy of the 2017 annual report containing the audited annual consolidated financial statements and related management’s discussion and analysis may request one by e-mail to investor.relations@sjrb.ca.

About Shaw Communications

Shaw Communications Inc. is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony and video.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca